UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-102)

                            FACTORY CARD OUTLET CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    141400101
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                                 (CUSIP Number)

                                  -------------

CUSIP No. 141400101                                            Page 2 of 5 Pages
                                  SCHEDULE 13G
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Garlen Investments Limited
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
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                  5    SOLE VOTING POWER                1,131,708 shares
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      6    SHARED VOTING POWER              0
OWNED BY EACH     --------------------------------------------------------------
REPORTING         7    SOLE DISPOSITIVE POWER           1,131,708 shares
PERSON WITH       --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER         0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,131,708 shares
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     14.7%
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12   TYPE OF REPORTING PERSON

     CO
================================================================================


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CUSIP No. 141400101                                            Page 3 of 5 Pages

Item 1(a). Name of Issuer:

           Factory Card Outlet Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

           2727 Diehl Road
           Naperville, Illinois 60563

Item 2(a). Name of Person Filing:

           Garlen Investments Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

           c/o International Managers Bermuda Ltd.
           Vallis Building
           P.O. Box HM 247
           Hamilton, Bermuda HM AX

Item 2(c). Citizenship:

           British Virgin Islands

Item 2(d). Title of Class of Securities:

           Common Stock, $.01 par value per share

Item 2(e). CUSIP Number:

           141400101

Item 3.    Not Applicable

CUSIP No. 141400101                                            Page 4 of 5 Pages


Item 4.    Ownership.

           (a) Amount beneficially owned:

               1,131,708*

           (b) Percent of class:

               14.7%

           (c) Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     1,131,708 shares

               (ii)  Shared power to vote or to direct the vote:
                     0

               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                     1,131,708 shares

               (iv)  Shared power to dispose or to direct the disposition of:
                     0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

CUSIP No. 141400101                                            Page 5 of 5 Pages

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certification.

           Not applicable

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        January 30, 1998
                                        ----------------------------------------
                                                        (Date)

                                        GARLEN INVESTMENTS LIMITED

                                        /S/ David Morrison
                                        ----------------------------------------
                                                      (Signature)

                                        David Morrison for IMB
                                        Services, LTD., Director
                                        ----------------------------------------
                                                     (Name/Title)


*Garlen Investments Limited is beneficially owned by Hamilton Trust Company Limited, as Trustee of the Book Trust for the benefit of Muhammad Abdulrahman Al-Agil, Nasser Abdulrahman Al-Agil, Abdullah Abdulrahman Al-Agil, Abdulkarim Abdulrahman Al-Agil, and Abdulsalam Abdulrahman Al-Agil.